January 20, 2026

John Gillard
Chief Executive Officer
Trinity Biotech plc
IDA Business Park
Bray, County Wicklow,
A98 H5C8,
Ireland

        Re: Trinity Biotech plc
            Registration Statement on Form F-1
            Filed January 15, 2026
            File No. 333-292753
Dear John Gillard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Mary Brown, Esq.